Exhibit 99.1

March 20, 2006

Dear Shareholder:

We would like to take this opportunity to invite you to our Annual General Meeting of Shareholders.  This year’s meeting will be held in the Main Boardroom of our Kirkland, Québec facility located at 16751 Trans-Canada Highway, on May 18, 2006 at 10:00 a.m. (Eastern Time).

We encourage you to attend in person, ask questions and express your views.

Please complete, sign and return your proxy in the enclosed envelope or follow the instructions included with the Form of Proxy to vote by telephone or over the Internet. Your vote is important to us.

Shareholder registration will occur in advance of the Annual General Meeting beginning at 9:00 a.m.

We hope to have the opportunity to welcome you on May 18, 2006 and to review with you the significant progress made by your Corporation.

Brian M. King (signed)	Martin Barkin (signed)
Chairman of the Board of Directors	President, Chief Executive Officer

DRAXIS HEALTH INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders (the “Meeting”) of DRAXIS HEALTH INC. (the “Corporation”) will be held at the Corporation’s Kirkland, Québec facility, located at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4, on Thursday, May 18, 2006 at 10:00 a.m. (Eastern Time) for the following purposes:

(a)                            to receive and consider the financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

(b)                           to elect directors for the ensuing year;

(c)                            to appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration;

(d)                           to consider and, if thought appropriate, to pass a resolution to approve the 2006 Stock Option Plan;

(e)                            to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders as at the close of business March 20, 2006 will be entitled to vote at the meeting.

Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying Form of Proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 10:00 a.m. (Eastern Time) on May 16, 2006 by our transfer agent, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Registered shareholders may also vote by telephone or over the Internet. Instructions on how to vote by telephone or over the Internet are provided in the materials enclosed. Non-registered shareholders must seek instructions on how to complete their Voting Instruction Form or Form of Proxy and vote their shares from their broker, trustee, financial institution or other nominee.

BY ORDER of the Board of Directors,

Alida Gualtieri (signed)
General Counsel and Secretary

Kirkland, Québec, Canada

March 20, 2006

MANAGEMENT PROXY CIRCULAR

OF

DRAXIS HEALTH INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 18, 2006

March 20, 2006

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES BY MANAGEMENT	1

VOTING INFORMATION	1

VOTING SHARES AND PRINCIPAL HOLDERS	4

NORMAL COURSE ISSUER BID	4

ELECTION OF DIRECTORS	5

CORPORATE GOVERNANCE	6

EXECUTIVE COMPENSATION	13

Summary Compensation Table	13
Incentive Plans	14
Philosophy	14
Equity Compensation Plan Information	14
Stock Option Plan	14
Deferred Share Unit Plan	16
Employee Group Registered Retirement Savings Plan	17
Non-Executive Long Term Incentive Plan	17
Subsidiary Long Term Incentive Plans	18
DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.	18
DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.	18
Discontinued Plan	19
Equity Purchase Plan	19
Employment Contracts and Termination of Employment	19
Report of Human Resources and Compensation Committee on Executive Compensation	19
Stock Performance Graphs	22
Compensation of Directors	23
Minimum Shareholding Requirements	23

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	24

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	24

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	25

APPOINTMENT OF AUDITORS	25

SPECIAL BUSINESS – APPROVAL OF 2006 STOCK OPTION PLAN	25
Principal Features of 2006 Stock Option Plan	25
Shareholder Approval of 2006 Stock Option Plan	26

SHAREHOLDER’S PROPOSALS	27

ADDITIONAL INFORMATION	27

APPROVALS AND SIGNATURES	27

SCHEDULE “A”
Charter of the Board of Directors	28

SCHEDULE “B”	35
Resolution of the Shareholders of DRAXIS Health Inc. to Approve the 2006 Stock Option Plan	35

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management proxy circular (“Management Proxy Circular”) is provided in connection with the solicitation by the management of DRAXIS Health Inc. (the “Corporation”) of proxies to be used at its annual general meeting (the “Meeting”) of shareholders to be held on Thursday, May 18, 2006 at the Corporation’s Kirkland, Québec facility located at 16751 Trans-Canada Highway, Kirkland, Québec, at 10:00 a.m., and at any adjournments thereof for the purposes set forth in the accompanying notice of annual general meeting (the “Notice”).  Unless otherwise specified, the information contained herein is given as of March 20, 2006 and all dollar amounts used refer to Canadian dollars.

While management of the Corporation intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation (who will not receive additional remuneration for this service).  The Corporation will bear the costs of the solicitation.

VOTING INFORMATION

Voting by Proxy

Voting by proxy means that you are giving the person or people named on your Form of Proxy (proxyholder) the authority to vote your shares for you at the Meeting or any adjournment. A Form of Proxy is included in this package.

You can choose from three different ways to vote your shares by proxy:

1. by mail or delivery

2. by telephone

3. on the Internet.

A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the Form of Proxy, to attend and act on behalf of the shareholder at the Meeting.  Unless you appoint someone else to be your proxyholder in accordance with the instructions provided herein, the directors or officers who are named on the Form of Proxy will vote your shares for you. If you appoint someone else, he or she must be present at the Meeting to vote your shares.

If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint, must receive your completed Form of Proxy by 10:00 a.m. (Eastern Time) on Tuesday, May 16, 2006.

Registered and Non-Registered (or Beneficial) Shareholders

You are a registered shareholder if your name appears on your share certificate. You will receive a Form of Proxy if you are a registered shareholder.

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). If you are a non-registered (or beneficial) shareholder, you will receive a Voting Instruction Form or Form of Proxy from the institution that holds your shares.

For general information, you can contact Computershare at the following coordinates:

COMPUTERSHARE TRUST COMPANY OF CANADA

100 University Avenue

9th Floor

Toronto, Ontario, Canada M5J 2Y1

TELEPHONE

1-800-564-6253 (toll-free in Canada and the United States)

514-982-7555 (in the Montréal area or from outside Canada and the United States)

How to vote — registered shareholders

A.    By proxy

1.     By mail or delivery

•                  To vote by mail or delivery, your paper proxy must be completed, signed, dated and returned in accordance with the instructions on the paper proxy.

2.     By telephone

•                  To vote by telephone, call the toll-free number shown on the Form of Proxy provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to the directions on your Form of Proxy that was delivered to you by mail.

•                  Note that voting by telephone is not available if you wish to appoint a person as a proxy holder other than the persons named on the Form of Proxy. In such a case, your proxy should be voted by mail, delivery or Internet.

3.     On the Internet

•                  To vote your proxy by Internet, visit the website address as shown on the Form of Proxy provided. Follow the on-line voting instructions given on the proxy that was delivered to you by mail.

4.               By appointing another person to go to the Meeting and vote your shares for you

•                  This person does not have to be a shareholder.

•                  Strike the names that are printed on the Form of Proxy and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.

•                  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

At the Meeting, the person appointed should see the scrutineers from Computershare at the registration table.

B.            In person at the Meeting

You do not need to complete or return your Form of Proxy.

You should see a representative of Computershare before entering the Meeting to register your attendance at the Meeting.

Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

How to vote — non-registered (or beneficial) shareholders

•                  These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

•                  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

A.            By proxy

•                  Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a Voting Instruction Form or a Form of Proxy in this package.

•                  In most cases, you will receive a Voting Instruction Form that allows you to provide your voting instructions by telephone, on the Internet or by mail or delivery. If you want to provide your voting instructions on the Internet, go to the website noted on your Voting Instruction Form, and follow the instructions on the screen.

•                  Alternatively, you may be a non-registered shareholder who will receive a Voting Instruction Form or receive a Form of Proxy which:

•                  is to be completed and returned, as directed in the instructions provided OR

•                  has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare by mail.

B.            In person at the Meeting

•                  We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the Meeting if you appoint yourself proxy holder by printing your name in the space provided on the Voting Instruction Form or Form of Proxy provided by your broker.

•                  Your vote will be taken and counted at the Meeting.

•                  Prior to the Meeting, you should see the scrutineers from Computershare at the registration table.

Completing the Form of Proxy

On any ballot that may be called for at the Meeting, the common shares of the Corporation represented by the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon and, where a choice is specified, the common shares will be voted accordingly.

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the Form of Proxy.

When you sign the Form of Proxy, you authorize Dr. Martin Barkin or Mr. Brian King, who are directors or officers of the Corporation, or the individual that you have named on the Form of Proxy in accordance with the instructions provided herein, to vote or withhold from voting your shares for you at the Meeting according to your instructions on any ballot that may be called for.  If you specify a choice on your Form of Proxy with respect to any matter to be acted upon at the Meeting, your shares will be voted accordingly. If you return your Form of Proxy and do not tell us how you want to vote your shares, your vote will be counted:

•                  FOR electing the nominated directors who are listed in the management proxy circular

•                  FOR appointing Deloitte & Touche LLP as auditors

•                  FOR approving the 2006 Stock Option Plan

Your proxyholder will also vote your shares as he sees fit on any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, management is unaware of any such amendment, variation or other matter proposed or likely to come before the Meeting.

If you have appointed a person other than Dr. Barkin or Mr. King to vote your shares and you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

Changing your vote

You can revoke a vote you made by proxy by:

•                  voting again by telephone or on the Internet before 10:00 a.m. (Eastern Time) on Tuesday, May 16, 2006.

•                  completing a Form of Proxy that is dated later than the Form of Proxy you are changing and mailing it or faxing it to Computershare so that it is received before 10:00 a.m. (Eastern Time) on Tuesday, May 16, 2006.

•                  sending a notice in writing to our Secretary, Ms. Alida Gualtieri, at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4 so that it is received before 10:00 a.m. (Eastern Time) on Tuesday, May 16, 2006. The notice can be from you or your authorized attorney.

•                  giving a notice in writing to the Chairman of the Meeting, at the Meeting or any adjournment. The notice can be from you or your authorized attorney.

How the votes are counted

The election of directors, the appointment of the auditors, the approval of the creation of the 2006 Stock Option Plan and all shareholder proposals will each be determined by a majority of votes cast at the Meeting by proxy or in person.  Computershare counts and tabulates the votes.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of common shares entitled to be voted on each matter to be acted on at the Meeting as at March 20, 2006 is 41,467,738. Each registered holder of a common share as of March 20, 2006, the record date for Notice of the Meeting, will be entitled to one vote on each matter to be voted upon at the Meeting for each common share then held.

To the knowledge of the directors and officers of the Corporation as of March 20, 2006, Natcan Investment Management Inc. (“Natcan”) holds 3,972,967 common shares carrying 9.58% of the votes attached to all of the common shares entitled to be voted at the Meeting.  Natcan also holds, as of March 20, 2006, 197,200 warrants of the Corporation which may be exercised prior to April 24, 2006.  If all such warrants are exercised, Natcan would hold common shares carrying 10.06% of the votes attached to common shares of the Corporation.

NORMAL COURSE ISSUER BID

On December 7, 2005, the Board of Directors authorized the purchase of up to 10% of the public float of the Corporation’s common shares through a Normal Course Issuer Bid (the “Issuer Bid”).  The Issuer Bid enables the Corporation to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,522,530 common shares for cancellation.  As at December 6, 2005, there were 41,652,271 common shares outstanding of which approximately 90% were widely held.  Pursuant to the acceptance by the TSX of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Corporation on December 13, 2005, the Corporation was authorized to purchase common shares under the Issuer Bid commencing on December 15, 2005, and may continue until December 14, 2006, or until such earlier date when the Corporation completes its purchases or elects to terminate the bid.  As of March 20, 2006, the Corporation had purchased 199,200 common shares under the Issuer Bid for an average market price plus commission of $5.18, representing an aggregate consideration of $1,031,491.

ELECTION OF DIRECTORS

The following table lists certain information concerning the persons proposed to be nominated for election as directors.  The information as to common shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of March 20, 2006.

Name	Position with Corporation or Significant Affiliates and Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Controlled (#)

MARTIN BARKIN, MD, FRCSC Toronto, Ontario	President and Chief Executive Officer of the Corporation and Corporate Director	May 19, 1992	737,408

LESLIE L. DAN Toronto, Ontario	Corporate Director and Chairman, Novopharm Limited (“Novopharm”)	December 10, 1993	38,356

GEORGE M. DARNELL Coral Gables, Florida	Corporate Director	November 26, 1996	79,750

ROLF H. HENEL Wayne, New Jersey	Corporate Director and Partner, Naimark Associates (healthcare consulting firm)	August 14, 2002	30,000

BRIAN M. KING Kenora, Ontario	Chairman of the Corporation and Corporate Director	May 26, 1994	125,750

SAMUEL W. SARICK Toronto, Ontario	Corporate Director and President, Samuel Sarick Limited (real estate development corporation)	March 31, 1989	916,589

BRUCE W. SIMPSON Fort Worth, Texas	Corporate Director and President & CEO, B.W. Simpson & Associates (healthcare consulting firm)	August 14, 2002	20,000

JOHN A. VIVASH Toronto, Ontario	Corporate Director and President & CEO, Tesseract Financial Inc. (financial consulting firm)	November 17, 1998	20,000

All of the above persons are currently members of the Corporation’s Board of Directors with a term of office expiring immediately prior to the election of directors at the Meeting.

Each of the foregoing has held the principal occupation shown opposite his name for the last five years.

Every year, the Nominating and Corporate Governance Committee reviews the qualifications of those persons proposed for election to the Board of Directors and submits its recommendations to the Board of Directors for consideration.  The persons proposed for election are, in the opinion of the Board of Directors, well qualified to act as directors for the ensuing year.

Management of the Corporation does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.  Each director elected will hold office until the next annual general meeting of shareholders or until his successor is elected or appointed in accordance with the by-laws of the Corporation.

The following information is based on data furnished by the directors:

Martin Barkin, MD, B.Sc. (MED), MA, FRCSC, is President and Chief Executive Officer of the Corporation.  As of February 8, 2006, he became a member of the Board of Allon Therapeutics Inc.  Dr. Barkin served on the Board of Viventia Biotech Inc. until December 30th, 2005, at which date Viventia Biotech Inc. ceased to be a reporting issuer and Dr. Barkin ceased to be a director.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Corporation in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario and before that President and Chief Executive Officer of Sunnybrook Health Sciences Centre at the University of Toronto.  Dr. Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.

George M. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm. He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. and a director, Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees of Penwest Pharmaceuticals Co.

Brian M. King is Chairman of the Board of Directors of the Corporation.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry and is a director of Hi-Tech Pharmacal Co., Inc.

John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy; director and member of the Compensation Committee and Chairman of the Nominating and Corporate Governance Committee of Sierra Systems Group Inc.; and director and member of the Nominating and Corporate Governance Committee of Cangene Corporation.  He is also a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of the NASDAQ Stockmarket, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Corporation’s corporate governance practices satisfy the recommendations and rules contained in these various regulations.  The Corporation’s policies and practices for corporate governance are set out below.

Code of Ethics and Business Conduct

In April 2004, the Corporation amended its existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct (the “Code”) in light of its continued commitment to honesty and integrity in the conduct of its business.  The Code applies to all of the Corporation’s directors, officers and employees, including its Chief Executive Officer, its Chief Financial Officer and all employees of the Corporation’s subsidiaries.  The Code is available on the Corporation’s website at www.draxis.com and was filed on SEDAR (www.sedar.com) on August 31, 2005.

In accordance with the terms of the Code, the Audit Committee receives quarterly reports from the Vice President, Administration and Shared Services on any concerns received regarding accounting, internal accounting controls and auditing matters.  The Board of Directors monitors compliance with the Code by receiving quarterly reports from the Audit Committee regarding any concerns raised.  Complaints received by any officer concerning any violation of the Code would be brought to the attention of the Board of Directors.  The Code is distributed and signed by each of the Corporation’s employees when they are hired and it is available on the Corporation’s intranet and in each employee handbook.  Information sessions are given to employees on the contents and application of the Code.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Corporation.  In April 2004, the Board of Directors adopted a detailed Charter.  The Charter is available on the Corporation’s website at www.draxis.com and is attached hereto as Schedule ”A”.  The Charter specifies that the Board of Directors is responsible for:

(i)                    Adopting a strategic planning process for the Corporation;

(ii)                   Adopting a communications policy for the Corporation;

(iii)                  Overseeing the financial integrity of the Corporation;

(iv)                  Monitoring compliance with the corporate objectives of the Corporation;

(v)                   Approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

(vi)                  Appointing the Chief Executive Officer, monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)                 Ensuring that appropriate structures and procedures are in place so that the Board of Directors can function independently from management;

(viii)                Establishing performance measures for the Corporation and its management;

(ix)                   Monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)                    Approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

(xi)                   Approving the Corporation’s legal structure, name and logo; and

(xii)                  Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

In addition, in April 2004, the Board of Directors adopted position descriptions for the Chief Executive Officer, Directors, Chairman of the Board of Directors and the Chairman of each Committee of the Board of Directors.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

The following table sets out the attendance of directors at Board of Directors meetings and meetings of Committees of the Board of Directors of which they were members in 2005:

Director	Board Meetings Attended	Committee Meetings Attended
Martin Barkin	10 / 10	14 / 14 (1)
Leslie L. Dan	8 / 10	4 / 6 (2)
George M. Darnell	10 / 10	11 / 11
Rolf H. Henel	9 / 10	11 / 11
Brian M. King	10 / 10	3 / 3
Samuel W. Sarick	8 / 10	5 / 6
Bruce W. Simpson	10 / 10	8 / 9
John A. Vivash	10 / 10	6 / 8

(1)          Members of management are not members of any Committee of the Board of Directors, but regularly attend portions of Committee and Board of Directors’ meetings by invitation.  The Committees of the Board of Directors meet in camera without management present when appropriate.

(2)          As of May 18, 2005, Mr. Dan ceased being a member of the Audit Committee and of the Human Resources and Compensation Committee.

Composition of the Board of Directors

The Board of Directors has reviewed its composition to determine which of the directors may be considered “independent” within the meaning of that term as defined in NI 58-101.  A director who does not have any direct or indirect “material relationship” with the Corporation is considered independent. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Corporation and has determined that six of the eight directors are independent.  Dr. Martin Barkin, President and Chief Executive Officer of the Corporation, is not considered to be an independent director since he is an employee of the Corporation.  Mr. Leslie Dan is not considered to be an independent director because he is an executive officer of Viventia Biotech Inc. and Dr. Barkin was, until December 30, 2005, a member of the Compensation Committee of that corporation.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Corporation and his participation as a director contributes to the effectiveness of the Board of Directors.  In addition, when it determines that it would be appropriate to do so, the Board of Directors sets aside, during its regularly scheduled meetings, time for meeting without any member of management (including the CEO) or any non-independent directors present.  Since January 1, 2005, 6 meetings have been so held.

The Board of Directors has adopted a practice that the Chairman of the Board of Directors and the CEO of the Corporation are separate individuals.  Mr. Brian King, the Chairman of the Board of Directors, is an independent director.   The Chairman provides leadership to the Board of Directors with respect to its functions as described in the Board of Directors’ mandate and oversees the logistics of the operations of the Board of Directors.

The Board of Directors requires that any director recuse himself from any decision to be made in any transaction in which the director has a material interest.

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.  To maintain appropriate independence, no members of management sit on any of the three standing committees.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

Committees of the Board of Directors and individual Board members may engage independent consultants and outside advisors at the expense of the Corporation, where reasonable and appropriate, to assist them in discharging their responsibilities.

The following is a summary of Committee meetings held in 2005:

Audit Committee	6
Human Resources and Compensation Committee	3
Nominating and Corporate Governance Committee	5

Audit Committee

The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls.  The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Corporation’s external auditors.

The Corporation believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Corporation’s financial disclosure issues, internal controls, risk management, corporate finance and related matters.

In reviewing the audited financial statements of the Corporation, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Corporation’s Independent Registered Chartered Accountants (in Canada known as “auditors”) the overall scope and plans for their audit.  The Committee meets with the Independent Registered Chartered Accountants, with and without management present, to discuss the results of their examination and the overall quality of the Corporation’s financial reporting.  The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

In May 2005, February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Reviewing the integrity of the consolidated financial statements of the Corporation;

•                  Recommending to the Board of Directors the appointment of the Independent Registered Chartered Accountants and reviewing the Independent Registered Chartered Accountants’ qualifications and independence;

•                  Reviewing the performance of the Corporation’s Independent Registered Chartered Accountants;

•                  Reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•                  Reviewing financial information contained in public filings of the Corporation prior to filing;

•                  Reviewing earnings announcements of the Corporation prior to release to the public;

•                  Overseeing the Corporation’s systems of and compliance with internal financial controls and management’s reporting on internal controls;

•                  Reviewing the Corporation’s auditing, accounting and financial reporting processes; and

•                  Dealing with all complaints regarding accounting controls and auditing matters.

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation or its subsidiaries by its Independent Registered Chartered Accountants.

The Committee is currently composed of four directors, all of whom are independent directors and all of whom are financially literate.  The members of the Audit Committee are Messrs. Samuel Sarick (Chairman), Bruce Simpson, George Darnell and Rolf Henel.  Mr. Simpson replaced Mr. Dan as a member of the Committee on May 18, 2005.  Mr. Henel is the Corporation’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee.  Additional information related to the Audit Committee may be found in the following sections of the Corporation’s Annual Information Form (Form 20-F) to be filed with respect to the 2005 fiscal year: Item 6 – Directors, Senior Management and Employees - Audit Committee; Item 16A - Audit Committee Financial Expert, and Item 16C – Principal Accountant Fees and Services.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior management.  In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

Each of the three current members of the Committee is an independent director.  The members of the Human Resources and Compensation Committee are Messrs. Brian King (Chairman), Bruce Simpson and John Vivash.

In May 2005, the Board of Directors approved amendments to the Charter for the Human Resources and Compensation Committee, which was initially approved in April 2004.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

•                  Management’s succession plans for Executive Officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

•                  Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the CEO;

•                  Recommendations to the Board of Directors for the appointment of the CEO and other Executive Officers, corporate objectives that the CEO and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO’s performance, and providing advice and counsel in the execution of his duties;

•                  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Corporation and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the CEO;

•                  Compensation for Executive Officers, annual adjustment to Executive Officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

•                  Employment and termination arrangements for Executive Officers;

•                  Adoption of new or significant modifications to pay and benefit plans;

•                  Significant changes to the Corporation’s organizational structure relating to human resources function;

•                  The Committee’s proposed executive compensation report to be contained in the Corporation’s annual Management Proxy Circular;

•                  Management development programs for the Corporation;

•                  Any special employment contracts or arrangements with Executive Officers of the Corporation including any contracts relating to a change of control;

•                  Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

•                  Compliance by the Corporation and its subsidiaries with all applicable employment and labour legislation; and

•                  The performance of the Committee and the effectiveness of the Committee’s members.

In accordance with the Committee’s oversight responsibility over succession plans for management and particularly CEO succession, The Hay Group was engaged by the Corporation in November 2005 to provide a report to the Chairman of the Board of Directors and to the Human Resources and Compensation Committee on the critical success factors required for a successor CEO.  In addition, The Hay Group was asked to identify the background, expertise and competencies required for a successor CEO to be successful, on a going forward basis.

There is currently no set date for the retirement of the existing CEO.

Mercer Human Resources Consulting Limited (“Mercer”) was engaged in November 2005 to provide the Corporation with advice on compensation of the CEO and other senior executives of the Corporation for the 2006 financial year and on trends in compensation for senior executives in comparable companies.  Decisions made by the Corporation with respect to the compensation of the CEO and other senior executives are its own responsibility and may reflect factors and considerations other than the information provided to the Corporation by Mercer.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board of Directors, recommending new candidates for Board of Directors membership, monitoring the composition of the Board of Directors and suggesting appropriate changes.  It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions).  It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

Each of the three current members of the Committee is an independent director.  The members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chairman), George Darnell and Rolf Henel.  Mr. Simpson ceased to be a member of the Committee on May 18, 2005.

In May 2005, the Board of Directors approved amendments to the Charter for the Nominating and Corporate Governance Committee, which was initially approved in April 2004.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board of Directors should possess and the competencies and skills of each existing and potential director;

•                  Monitoring Board of Directors size and composition and suggesting changes in this respect where appropriate;

•                  Recommending annually members for election to the Board of Directors;

•                  Identifying and recommending new candidates for Board of Directors membership;

•                  Developing the Corporation’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board of Directors;

•                  Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board of Directors and its Committees.  The assessment of the Board of Directors examines its effectiveness as a whole and specifically reviews areas that the Board of Directors and/or management believe could be improved to ensure the continued effectiveness of the Board of Directors in the execution of its responsibilities;

•                  Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Corporation and its Directors in accordance with conflict of interest standards;

•                  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Corporation and to ensure such risks are appropriately identified in the Corporation’s public disclosure documentation;

•                  Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, officers and employees as well as the Disclosure and Insider Trading Policy for the Corporation to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

•                  Monitoring compliance with any Board of Directors mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board of Directors and Committee meetings;

•                  Reviewing this Charter periodically and recommending any changes required to its scope and content to the Board of Directors; and

•                  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Decisions Requiring Approval by the Board of Directors

In addition to those matters that must, by law, be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Corporation require prior approval of the Board of Directors.  These matters include:

(i)                                     the approval of the quarterly and annual financial statements and earnings announcements;

(ii)                                  the approval of management’s discussion and analysis of financial results;

(iii)                               the approval of the Corporation’s strategic business plans and directions;

(iv)                              any related party transaction or any transaction involving any officer or director, regardless of materiality; and

(v)                                 any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors and Continuing Education

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Corporation’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the Corporation’s business.  With respect to continuing education of the Directors, detailed documentation and presentations are regularly provided to Directors relating to the current business plan and current policies of the Corporation as well as ongoing developments in the industry areas in which the Corporation operates as well as legislative changes affecting the Corporation.  All of the Corporation’s executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in January 2006, Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues surrounding Board of Directors responsibility, operations and effectiveness.  The results of this survey were forwarded to the Chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members.  In January 2006, Directors also completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board of Directors.  The Chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the Chairman of the Board.

CEO Performance

On an annual basis, the Corporation’s President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board of Directors met in December 2005 to review the Corporation’s one year operating plan and three year strategic plan.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance against the goals established and agreed to and recommends his compensation to the Board of Directors as a whole.  For a description of certain factors considered by the Human Resources and Compensation Committee in this regard, see “Report of Human Resources and Compensation Committee – Compensation of the Chief Executive Officer”.

Shareholder Feedback and Communication

The Corporation maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Corporation.  In addition, investor relations experts are retained from time to time by the Corporation to advise on issues and best practices for investor relations.  The Corporation communicates regularly with its shareholders through annual and quarterly reports.  At the Corporation’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the

Corporation’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Corporation.  Information about the Corporation, including annual reports, interim financial reports and recent news releases, are also available on the Corporation’s website at www.draxis.com.  In addition, the Corporation provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Operating Officer, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors’ Expectations of Management

Management is responsible for the day-to-day operations of the Corporation and is expected to implement the approved operating and strategic business plans within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical.  Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation and any legislative changes which affect the Corporation.  The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2005, 2004, and 2003 in respect of each of the individuals: (i) who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer, and each of the Corporation’s three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of $150,000 in the 2005 fiscal year; and (ii) who would have been one of the three most highly compensated executive officers other than the CEO and CFO except that such individuals were no longer serving as officers of the Corporation on December 31, 2005 (collectively, the “Named Executive Officers”).

			Annual Compensation								Long Term Compensation
			Salary		Bonus				Other Annual Compensation (1)		Long Term Compensation Awards	LTIP Payouts		All Other Compensation
Name & Principal Position	Year		Cash ($)	DSU Election (2) ($)	Cash ($)		DSU Election (2) ($)		($)		Securities Under Options Granted (#)	($)		($)
Martin Barkin, MD	2005		450,000	nil	91,432		nil		23,355		50,000	nil		1,611,000	(4)
President & Chief	2004		400,000	nil	154,600		nil		40,880		nil	nil		711,525	(5)
Executive Officer	2003		320,000	80,000	125,000	(3)	125,000	(3)	36,077		nil	nil		600,000	(6)

Mark Oleksiw	2005		225,000	nil	37,587		nil		11,150		25,000	nil		nil1
Chief Financial	2004		200,000	nil	65,320		nil		8,217		nil	nil		16,434	(7)
Officer	2003		142,900	nil	53,759		nil		nil		100,000	nil		nil

Dan Brazier	2005		290,000	nil	48,333		nil		13,666		75,000	nil		61,475	(9)
Chief Operating	2004		254,500	nil	85,218		nil		19,533		100,000	nil		nil
Officer	2003		210,000	nil	79,800		nil		17,383		130,000	75,000	(8)	109,000	(10)

John Durham	2005		300,000	nil	15,650		nil		14,386		25,000	nil		nil
President,	2004		262,000	nil	95,380		nil		20,636		nil	nil		nil
DRAXIS Pharma division	2003	(11)	151,667	nil	53,144		nil		72,381	(12)	100,000	nil		nil

Jean-Pierre Robert
President,	2005	(13)	183,606	nil	45,206		nil		594		100,000	nil		nil
DRAXIMAGE division

	2005	(14)	191,731	nil	nil		nil		13,431		25,000	nil		1,109,472	(16)
Richard Flanagan	2004		254,500	nil	25,979		nil		18,975		nil	nil		nil
Scientific Advisor	2003		216,250	nil	77,850		nil		17,239		20,000	389,474	(15)	nil

(1)                    “Other Annual Compensation” does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.  It includes a payment equal to 5% of the Named Executive Officers’ salary for RRSP purposes in accordance with the terms of their employment with the Corporation.

(2)                    Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSU”) and are in addition to the cash amounts specified.  See “Incentive Plans – Deferred Share Unit Plan”.

(3)                    Includes a special bonus of $60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  The decision on the amount and payment of this bonus was deferred by the directors in 2002.  Dr. Barkin elected to receive $30,000 of this bonus in Deferred Share Units and $30,000 in cash.

(4)                    Dr. Barkin realized an aggregate amount of $1,291,000 from the exercise of 400,000 options in 2005 and $320,000 pursuant to his Retirement Compensation Agreement.  See “Executive Compensation – Employment Contracts and Termination of Employment”.

(5)                    Dr. Barkin received $480,000 in 2004 as payment of his Retirement Compensation Allowance.  See  “Executive Compensation – Employment Contracts and Termination of Employment”.  In addition, he realized an aggregate value of an amount of $231,525 from the exercise of his options in 2004.

(6)                    Dr. Barkin received $600,000 in August 2003 as payment of his Retirement Compensation Allowance.  See “Executive Compensation –Employment Contracts and Termination of Employment”.

(7)                    This amount is the aggregate value realized from the exercise of options in the amount of $16,434 for 2004.

(8)                    Dan Brazier received $75,000 in August 2003 as payment upon the sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(9)                    Mr. Brazier realized an aggregate amount of $61,475 from the exercise of 15,000 options in 2005.

(10)              Represents a success fee related to the sale of the Pharmaceutica Division of the Corporation to Shire BioChem Inc. in July 2003.

(11)              John Durham joined the Corporation as President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) on June 2, 2003.

(12)              Included in this amount is a signing bonus of $60,000.

(13)              Mr. Robert joined the Corporation as President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc., on May 9th, 2005.

(14)              Dr. Flanagan was President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc., until May 8th, 2005, at which time he became a Scientific Advisor to the Corporation.

(15)              Dr. Flanagan received $389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the DRAXIMAGE Long Term Incentive Plan.  See “Executive Compensation – Subsidiary Long Term Incentive Plans – DRAXIMAGE”.

(16)              Dr. Flanagan realized an aggregate amount of $177,250 from the exercise of 70,000 options in 2005 and $932,222 pursuant to his Retirement Compensation Agreement.  See “Executive Compensation – Employment Contracts and Termination of Employment”.

Incentive Plans

Philosophy

The Corporation’s philosophy is to link employee compensation to the success of the Corporation and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for each of Dr. Barkin and Dr. Flanagan set forth under “Employment Contracts and Termination of Employment”, the Corporation does not provide any form of pension program to its senior management.

The Corporation has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan.

Equity Compensation Plan Information

The following table sets forth the number of securities of the Corporation authorized for issuance under equity compensation plans as at December 31, 2005:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,652,620	CDN $3.94	630,227
Equity compensation plans not approved by security holders	nil	nil	nil
Total	2,652,620	CDN $3.94	630,227

Stock Option Plan

Intention and Participants – This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable – In 2001 the shareholders authorized, at the Corporation’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 20, 2006, 2,925,453 options have been granted and are outstanding, representing 7.1% of the Corporation’s issued and outstanding capital as at March 20, 2006.  As at March 20, 2006, 3,279,514 common shares remain reserved for issuance under this plan and, accordingly, 354,061 options are available for issuance under the plan as at such date, representing 0.9% of the Corporation’s issued and outstanding capital as at such date.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Corporation.

Determination of Number, Price and Term of Options – The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  The exercise price for an option must not be less than the closing price of common shares on the TSX on the trading day immediately preceding the date of the grant.

Dilution Guideline – The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Corporation’s outstanding common shares. As at March 20, 2006, the number of common shares so issuable was 7.1% of the Corporation’s outstanding common shares.

Vesting – The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date.

Assignability – Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder – If an Option Holder ceases to hold office as a director, officer or employee of the Corporation during an option period, the exercisable options may be exercised for a period of thirty days after such Option Holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an Option Holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the Option Holder is permanently disabled or for such longer period as the Board of Directors may approve. In the event of the death of an Option Holder, the options that were exercisable at the date of the death may be exercised by the Option Holder’s executors or personal representatives within six months of the Option Holder’s death.

Amendment of Plan – The Board of Directors may terminate the plan at any time or amend the plan at any time with the consent of the Toronto Stock Exchange.  Security holder approval of termination of or amendments to the plan is not required by the terms of the plan.

Options Available for Future Grants – 354,061 as at March 20, 2006.

Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 20, 2006 – 3.2%.

Aggregate Option Grants to Named Executive Officers as of December 31, 2005 – 300,000.

The following table sets forth all options of the Corporation granted to Named Executive Officers as of December 31, 2005:

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR (2005)

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer	50,000	11.0	CDN $5.73	CDN $5.73	December 31, 2009
Mark Oleksiw Chief Financial Officer	25,000	5.5	CDN $5.73	CDN $5.73	December 31, 2009
Dan Brazier Chief Operating Officer	75,000	16.5	25,000 @ CDN $5.73 50,000 @ CDN $5.38	CDN $5.73 CDN $5.38	December 31, 2009 October 2, 2015
John Durham President, DRAXIS Pharma division	25,000	5.5	CDN $5.73	CDN $5.73	December 31, 2009
Jean-Pierre Robert President, DRAXIMAGE division	100,000	22.0	CDN $6.05	CDN $6.05	25,000 expire May 10, 2010 75,000 expire May 10, 2015
Richard Flanagan, Scientific Advisor	25,000	5.5	CDN $5.73	CDN $5.73	December 31, 2009

(1)                                  All options, except for the 75,000 options issued to Jean-Pierre Robert which expire May 10, 2015 and the 50,000 options issued to Dan Brazier which expire on October 2, 2015, have a three year vesting period.  The 75,000 options issued to Mr. Robert which expire May 10, 2015 and the 50,000 options issued to Mr. Brazier which expire on October 2, 2015 vest as follows: (i) half after five years from the date of grant; and (ii) half after seven years from the date of grant.

(2)                                  The Exercise Price of the options was determined by the Board of Directors in accordance with the provisions of the Stock Option Plan.

OPTIONS EXERCISED DURING LAST FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth individual exercises of options by the following Named Executive Officers during the financial year ended December 31, 2005 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2005 ($) Exercisable/ Unexercisable
Martin Barkin	400,000	1,291,000	371,792 / 33,333	425,820 / Nil
Mark Oleksiw	Nil	Nil	21,666 / 116,667	18,533 / 269,000
Dan Brazier	15,000	61,475	76,666 / 183,334	103,617 / 292,333
John Durham	Nil	Nil	8,333 / 116,667	Nil / 269,000
Jean-Pierre Robert	Nil	Nil	Nil/100,000	Nil / Nil
Richard Flanagan	70,000	177,250	68,333/ 16,667	110,200 / Nil

Deferred Share Unit Plan

Intention – To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Corporation.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Corporation.

Participants - Members of senior management of the Corporation designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units –Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Corporation for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share of the Corporation at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2004, 2005 and 2006 – The following table summarizes the elections under this plan by Named Executive Officers:

Deferred Share Unit Elections

	2004				2005				2006
	Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	$	%	$	%	$	%	$	%	$
Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Dan Brazier(2)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	100	100,000

(1).  As at March 20, 2006, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was $1,029,811.

(2).  As at March 20, 2006, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was $109,307.

Employee Group Registered Retirement Savings Plan

Intention – To provide a cost-sharing program for employees of the Corporation and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism – Commencing 12 months after continuous employment, employees of the Corporation and its subsidiaries are entitled to receive a discretionary payment from the Corporation which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Corporation.  For those employees belonging to the United Food and Commercial Workers International Union (“UFCW”) the contribution is 3.5% of base earnings which may be directly contributed by the Corporation to the UFCW pension fund if the employees so elect as a group.  No such election was made for 2005.

Participants – Participation is open to all full and part time permanent Canadian employees of the Corporation and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date – The plan commenced on January 1, 2002, but employee matching contributions were not required for 2003, 2004 and 2005.  In 2006, matching contributions are required.

Non-Executive Long Term Incentive Plan

Intention - This plan was approved by the Board of Directors on December 6, 2005.  Its purposes are: (i) to align the interests of eligible employees with the interests of the shareholders of the Corporation; (ii) to attract and retain key employees; and (iii) to ensure that key employees’ incentives and rewards are consistent with the strategic business initiatives of the Corporation and to achieve divisional and corporate financial goals to enhance shareholder value.

Mechanism – The maximum plan award for any two-year cycle is established by the Board of Directors at the beginning of each cycle and is a percentage of a participant’s average annual base salary for the cycle.  A portion of the maximum plan award is determined based on the Corporation’s cumulative earnings per share (“EPS”) target for the cycle (“Financial Portion”) and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle (“Performance Portion”).  The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board of Directors.  The portion of the maximum potential Financial Portion and the maximum potential Performance

Portion that a participant will be awarded depends upon the EPS achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively.  The plan is administered by the President and Chief Executive Officer of the Corporation under the supervision of the Board of Directors.  All plan awards are paid in cash within 90 days of the end of a cycle.

Participants – Members of senior management of the Corporation who are full time employees may be selected to participate in the plan.  Members of the Executive Operations Committee and those senior managers of the Corporation who participate in an established incentive or participation plan of the Corporation are excluded from participating in this plan.  Each of the Named Executive Officers may not participate in the plan.

Subsidiary Long Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc. (“DRAXIMAGE”), for increasing the value of the division and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism – The terms of this plan provide that, subject to the achievement of certain conditions, the Corporation will make payments to plan participants in the form of cash based on increases in the fair market value of DRAXIMAGE’s equity in excess of the Corporation’s acquisition cost.  Prior to March 2005, the Corporation could elect to pay the value in shares of the Corporation.  However, no such election has been made by the Corporation.

In March 2005, the Board of Directors amended the plan by adoption of a resolution providing that the Corporation could no longer elect to make payments to plan participants by way of an issuance of shares of the Corporation.

Participants – Selected members of senior management of the DRAXIMAGE division as designated by the Corporation.  Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2005.  Dr. Richard Flanagan participated and received an award under the plan in 2005. See “Employment Contracts and Termination of Employment”.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Corporation and to allow management to share in the benefits of that value creation.

Mechanism – The terms of this plan provide that eligible participants have a right to receive phantom equity shares of DRAXIS Pharma and, subject to approval by the Corporation’s Board of Directors and applicable regulatory authorities, options of the Corporation.  The options are governed by the terms of the Stock Option Plan of the Corporation (see “Incentive Plans - Stock Option Plan”).  In accordance with a resolution passed by the Board of Directors in March 2005, the Plan was amended so that a participant may only receive the cash value of said phantom equity shares on the plan expiry date or other designated termination event.  Prior to said amendment, the Corporation could elect to pay such value in shares of the Corporation.  However, at the date of the amendment, no such election had been made by the Corporation.  In order for an eligible participant to receive a termination distribution amount with respect to a phantom equity share, certain financial ratios must be met by DRAXIS Pharma.

Participants – Selected members of senior management of the DRAXIS Pharma division as designated by the Corporation.  Mr. John Durham participates in this plan, but received no award under the plan in 2005.

Discontinued Plan

Equity Purchase Plan

Eligible participants in this plan were entitled to purchase on a yearly basis common shares of the Corporation equal to not more than 40% of their base salary, funded by an interest bearing loan from the Corporation, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants. The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan was cancelled by the Board of Directors in 2002 and all outstanding loans granted thereunder were repaid in 2005.

Employment Contracts and Termination of Employment

Commencing in 1988, as senior management joined the Corporation, the Corporation entered into employment agreements with certain of these individuals. The agreements provide for the compensation in the amounts set forth under “Executive Compensation - Summary Compensation Table”.

Since joining the Corporation in 1992, Dr. Barkin has been entitled to receive a payment equal to three times his annual remuneration in the event of his termination of employment without cause or in the event of a termination without cause following a defined change of control of the Corporation, an amount equal to five times his annual remuneration.

On September 24, 2003, the Corporation, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Barkin to phase out the liability of the Corporation under the termination without cause provisions of his employment agreement by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of $1.4 million. The RCA payment is payable as follows:

(i)                                     $600,000 which was paid in August 2003; and

(ii)                                  the remaining $800,000 to be paid in equal quarterly instalments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005. In 2005, $320,000 was paid. There is currently no sum outstanding to be paid under the RCA.

Dr. Barkin’s employment agreement was amended in 2003 to provide that upon the last RCA payment, the Corporation shall have no liability towards Dr. Barkin with respect to the termination without cause provisions of his employment agreement. However, in the event of a termination without cause following a defined change of control of the Corporation, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event.

On July 8, 2005, the Corporation, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Flanagan with respect to the payment of his long term incentive award under the DRAXIMAGE Long Term Incentive Plan by entering into a Retirement Compensation Agreement (“ RCA”) in his favour for a total amount of $2.2 million. The RCA payment is payable as follows:

(i)            $751,111 which was paid in August 2005; and

(ii)           the remaining $1,448,889 to be paid in equal quarterly instalments in arrears commencing with the third quarter of 2005 and ending with the second quarter of 2007. The quarterly instalments of $181,111 each for the third and fourth quarters of 2005 were paid in September 2005 and January 2006, respectively.

In the event of his termination of employment without cause, Mr. Oleksiw, Mr. Durham, Mr. Brazier or Mr. Robert, as the case may be, is entitled to receive a payment equal to one year of base salary.

In the event of his termination of employment following a change of control of the Corporation, Mr. Oleksiw or Mr. Brazier, as the case may be, is entitled to receive a payment equal to two times his total annual remuneration. In the event of termination of his employment following a change of control of the Corporation, Mr. Durham or Mr. Robert, as the case may be, is entitled to receive a payment equal to two years of base salary.

Report of Human Resources and Compensation Committee on Executive Compensation

Composition of the Committee – Messrs. Brian King, Bruce Simpson and John Vivash are members of the Committee. Mr. Leslie Dan was a member of the Committee until May 18, 2005. Mr. Simpson became a member of the Committee on May 18, 2005.

Mandate – To review and approve executive compensation policies and levels for Executive Officers as proposed by the CEO in accordance with the mandate of the Committee as set out in its Charter (see “Committees of the Board of Directors – Human Resources and Compensation”).

Philosophy

•                  To emphasize “at risk” performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives’ total compensation.

•                  To assist in attracting and retaining qualified and experienced executives.

•                  To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.

•                  To weigh qualitative factors as a whole in assessing the individual performance of senior management by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

Executive Compensation Components

1.             Base Salaries

Executive base salaries are set annually in the appropriate salary range, based on the executive’s experience, responsibilities and expected performance. The Committee regularly reviews the competitiveness of executive compensation, which includes CEO compensation, in order to determine if market conditions are met. In 2005, the Committee used a third party compensation survey whose target companies (pharmaceutical and biotechnology) are closest to the Corporation as a benchmark for comparison purposes. In addition, twelve management proxy circulars of Canadian companies in the pharmaceutical and biotechnology sector and forty-five management proxy circulars of U.S. companies in the pharmaceutical and biotechnology sector were also reviewed to determine whether the range of the compensation paid to the Named Executive Officers and other senior executives by the Corporation reflected market conditions. The compensation paid to executives is in the last third of the median salary range. Named Executive Officers and other senior executives may choose to receive a portion of their Base Salary in Deferred Share Units. See “Executive Compensation – Deferred Share Unit Plan”.

2.             Annual Bonuses

Bonus awards for individual executives, including the CEO, are determined through a formula which includes an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where applicable, and by an assessment of the individual’s performance against the personal objectives set out in the annual review process. The maximum percentage of annual bonus to be received is set out in each executive’s employment agreement. Discretionary bonuses are also available for individual executives where merited.

Corporate performance objectives generally relate to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

Business unit performance objectives generally relate to the achievement of budgeted operating profitability.

Personal performance objectives generally relate to individualized financial and non-financial objectives for executives which are established each year with the executive.

In 2005, the bonuses paid to senior executives, including the CEO, were based on achievement of corporate financial objectives, business unit performance objectives, where applicable, and achievement of specific personal performance objectives. Named Executive Officers and other senior executives may choose to receive a portion of their bonus in Deferred Share Units. See “Executive Compensation – Deferred Share Unit Plan”.

3.             Pension Plan

Other than the Retirement Compensation Allowance for each of Dr. Barkin and Dr. Flanagan, the terms of which are set forth under “Employment Contracts and Termination of Employment”, the Corporation does not provide any form of pension program to its senior management. The Corporation does have a Deferred Share

Unit Plan to align the interests of senior management with those of shareholders at minimal cost to the Corporation. See “Executive Compensation – Deferred Share Unit Plan”.

4.             Stock Options

The Committee subscribes to the principle that equity based incentives to executives of the Corporation should be performance-based in order to ensure that executive compensation is aligned with the Corporation’s performance. The options issued to executives are governed by the Corporation’s Stock Option Plan. See “Executive Compensation – Stock Option Plan”.

Options to purchase 300,000 common shares of the Corporation were issued to Named Executive Officers in 2005. See “Executive Compensation – Stock Option Plan”.

5.             RRSP Contributions

In 2005, in accordance with the terms of their respective employment agreements, executive officers of the Corporation were paid an amount equal to 5% of their respective base salaries for RRSP purposes.

Compensation of the Chief Executive Officer (“CEO”)

Dr. Barkin’s compensation is determined by the Committee according to the same executive compensation policy that applies to all executives of the Corporation. See “Executive Compensation – Executive Compensation Components”. Specifically, the Human Resources and Compensation Committee’s assessment of the CEO’s performance for 2005 considered matters such as the development of appropriate operating and strategic direction and action plans for the Corporation, meeting key objectives, identification of significant issues and challenges facing the Corporation and the development of appropriate solutions to address such issues and challenges. According to the review of executive base salaries as described above, the compensation of Dr. Barkin ranges between the last quartile and the median of the compensation paid to CEO’s of the companies included in the third party compensation survey and the management proxy circulars which were reviewed.

The determinations of the Human Resources and Compensation Committee have been endorsed by the Board of Directors of the Corporation.

Submitted by the Human Resources and Compensation Committee:

Brian M. King	Bruce W. Simpson	John A. Vivash

Stock Performance Graphs

The following line graph compares the yearly percentage change in the cumulative total shareholder return over the last five years on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

Share performance – (based on $100 invested on December 31, 2000)

Over the past five years, the annual compounded return on the Corporation common shares was 10.6%, as compared with the TSX total Return Index of 6.6%.

The following graph shows the trading price of shares of the Corporation on the NASDAQ Exchange (ticker: DRAX) over the last five years compared to the NASDAQ Composite Index:

Compensation of Directors

In 2005, the compensation paid to each director of the Corporation was revised following a review of the compensation paid to directors. At the request of the Human Resources and Compensation Committee and the Board of Directors, the CEO reviewed management proxy circulars of twelve Canadian companies, as well as a third party review of corporate governance and director compensation in Canada. As of January 1, 2005, each director, other than Dr. Martin Barkin, received an annual honorarium of $17,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, some via teleconference. In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of $5,000. The Chairman of the Audit Committee received an annual retainer of $10,000. Directors who are employees of the Corporation do not receive any compensation in their capacity as directors. For the year ended December 31, 2005, in addition to the retainer received as Chairman of the Human Resources and Compensation Committee, Mr. Brian King received $95,000 as non-executive Chairman of the Board of Directors. He did not otherwise receive meeting fees as a director. The following table sets forth the total compensation paid to each Director in the year ended December 31, 2005. Martin Barkin, as an employee of the Corporation, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell	Rolf Henel	Brian King	Sam Sarick	Bruce Simpson	John Vivash
Annual Retainer	$17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500
Chairman Retainer	—	—	—	5,000	10,000	—	$5,000
Committee Retainer	$2,500	5,000	5,000	—	5,000	2,500	—
Committee meetings	$6,000	$16,500	$16,500	—	$7,500	$12,000	$9,000
Board meetings	$12,000	$15,000	$13,500	—	$12,000	$15,000	$15,000
TOTAL	$38,000	$54,000	$52,500	$100,000	$52,000	$47,000	$46,500
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

In December 2001, under the Corporation’s Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors. The Chairman was awarded an additional 5,000 options. An award of the same number of options occurs annually on each January 1 with an exercise price based on the average closing price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions or other special transactions. Compensation for work on such committees is set based on the amount of work involved. No compensation was paid in 2005 to any special committee members.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Corporation equal to five times his or her annual honorarium. All directors who were to comply with this requirement by June 2004 were in compliance as of said date. In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000. Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee. As at March 20, 2006 all directors were compliant with this policy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness to the Corporation or its subsidiaries of all current executive officers, directors and employees and all former executive officers, directors and employees entered into regarding the purchase of securities of the Corporation and all other indebtedness outstanding as at March 20, 2006 is set out in following table:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	Nil
Other	Nil	Nil

Table of Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

		Largest Amount Outstanding During 2005 Fiscal Year (1)		Amount Outstanding as at March 20, 2006 (1)
Name & Principal Position	Involvement of Issuer or Subsidiary	Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participation Plans ($)	Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participati on Plans ($)	Financially Assisted Securities Purchased During the 2005 Fiscal Year (1) (#)	Security for Indebtedness as at March 20, 2006 (1) (#)	Amount Forgiven during the 2005 Fiscal Year ($)
Martin Barkin, MD President & Chief Executive Officer(2)	Lender	100,000	Nil	Nil	Nil	46,729	Nil	Nil
Mark Oleksiw Chief Financial Officer	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dan Brazier Chief Operating Officer	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Durham President, DRAXIS Pharma	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Flanagan President, DRAXIMAGE (until May 8, 2005) (3)	Lender	30,000	Nil	Nil	Nil	14,019	Nil	Nil
Jean-Pierre Robert President, DRAXIMAGE (as of May 9, 2005)	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)          These figures take into account indebtedness pursuant to the Equity Purchase Plan whereby the Corporation loaned funds to participating Named Executive Officers on a full recourse, interest bearing basis. See “Discontinued Plan – Equity Purchase Plan”. All outstanding amounts were repaid in May 2005.

(2)          Dr. Barkin is also a Director of the Corporation and is a proposed nominee for re-election as a Director of the Corporation.

(3)          Dr. Flanagan ceased to be an executive officer of the Corporation on May 8, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The building housing the Corporation’s head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of the Corporation. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake

Construction Limited and Anec Investments Limited, as landlord, and the Corporation, as tenant. The lease renewal was negotiated between the Corporation and Samuel Sarick Limited on an arm’s length basis with the assistance of Colliers International retained by the Corporation and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, expiring on May 31, 2006. The Corporation believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of $149,185 is at fair market value.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation currently maintains $25,000,000 of directors’ and officers’ liability insurance coverage for the officers and directors of the Corporation and its affiliates at an annual cost to the Corporation of $336,438. The insurance coverage is subject generally to a deductible of $250,000 per claim against the Corporation or its affiliates for Canada and a deductible of $500,000 for U.S. based securities claims.

APPOINTMENT OF AUDITORS

At the annual general meeting of shareholders, it is proposed to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board of Directors of the Corporation. Deloitte & Touche LLP has served as the Corporation’s auditors since 1987. The fees for all audit services performed by the auditors for the Corporation and its subsidiaries for the years ended December 31, 2004 and December 31, 2005, were $275,975 and $300,000, respectively. The fees for all other services performed by the auditors, including Prospectus, Proxy and Form 20-F review, and tax and financial advisory services, were $245,250 and $41,950 for the years ended December 31, 2004 and December 31, 2005, respectively.

The Board of Directors has determined that the provision of pre-approved non-audit services by Deloitte & Touche LLP does not compromise the independence of Deloitte & Touche LLP for the purpose of performing audit services for the Corporation.

SPECIAL BUSINESS – APPROVAL OF 2006 STOCK OPTION PLAN

Principal Features of 2006 Stock Option Plan

Intention and Participants – On February 8, 2006, the Board of Directors approved, subject to approval by shareholders of the Corporation and approval of the Toronto Stock Exchange, the creation of a new stock option plan (the “2006 Stock Option Plan”) pursuant to which 1,500,000 common shares of the Corporation would be reserved for allotment and issuance to directors, officers and employees of the Corporation and its subsidiaries, representing 3.6% of the Corporation’s issued and outstanding capital as at March 20, 2006. The purpose of the 2006 Stock Option Plan is to assist directors, officers and employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation and its subsidiaries by providing such eligible persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation. Upon receipt of all necessary approvals of the 2006 Stock Option Plan, no further options will be granted under the Stock Option Plan described under the heading “Executive Compensation – Incentive Plans”.

Limits on the Number of Common Shares Issuable – The number of shares reserved for issuance to any one person pursuant to options granted in accordance with the plan is 5% of the outstanding common shares of the Corporation at the time of reservation. The 2006 Stock Option Plan also contains the following limits with respect to insiders: (i) the maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the plan and any other share compensation arrangement is 10% of the number of common shares outstanding; (ii) the maximum number of common shares that may be issued to insiders under the plan and any other share compensation arrangement within a one-year period is 10% of the number of common shares outstanding; (iii) the maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the plan and any other share compensation arrangement within a one-year period is 5% of the number of common shares outstanding.

Determination of Number, Price and Term of Options – The exercise price of common shares subject to an option will be determined by the Board of Directors at the time of grant and will not be less than the market price of the common shares at the grant date, calculated as the closing price of a board lot of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the grant date or, if the common shares did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for a board lot of the common shares at the close of trading on such last trading day. If the option is granted after the close of trading on any particular grant date, the “trading day preceding the grant date” will be deemed to be the grant date.

Term and Vesting – The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date. The Board of Directors may determine after the grant that a particular option will be exercisable in whole or in part on earlier dates. Vesting of options will accelerate if there occurs a change of control as defined in the 2006 Stock Option Plan.

Assignability – Options are non-assignable and non-transferable.

Termination of Employment, Retirement, Permanent Disability or Death of an Optionholder – If an Optionholder ceases to be a director, officer or employee of the Corporation during an option period, other than by reason of a dismissal from such office or employment for cause, the exercisable options may be exercised for a period of thirty days after such optionholder ceases to hold such office or position or for such longer period as the Board of Directors may approve. If the office or employment is terminated for cause, all options will expire immediately unless the Board of Directors determines otherwise. In the event of retirement or the total and permanent disability of an optionholder, the exercisable options may be exercised for a period of six months after the date of retirement or permanent disability or for such longer period as the Board of Directors may approve. In the event of the death of an optionholder, the options that were exercisable at the date of the death may be exercised by the optionholder’s executors or personal representatives within six months of the optionholder’s death or such longer period as the Board of Directors may approve.

Amendment of Plan and Terms of Options – The Board of Directors may amend, suspend or terminate the plan at any time, provided that no such amendment, suspension or termination may: (i) be made without obtaining any required regulatory or shareholder approvals; or (ii) prejudice the rights of any optionholder under any option previously granted to the optionholder without the consent or deemed consent of the optionholder. The Board of Directors may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), provided that: (i) any required regulatory and shareholder approvals are obtained; (ii) the Board of Directors would have had the authority to initially grant the option under terms as so amended; and (iii) the consent or deemed consent of the optionholder is obtained if the amendment would prejudice the rights of the optionholder under the option.

Shareholder Approval of 2006 Stock Option Plan

At the Meeting, in accordance with the rules of the TSX, shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution in the form set out in Schedule ”B” to this Management Proxy Circular (the “Option Plan Resolution”); such ordinary resolution is one that is passed by a simple majority of the votes cast by shareholders at the Meeting. If the Option Plan Resolution is not passed, the 2006 Stock Option Plan will not be adopted.

Subject to shareholder approval of the Option Plan Resolution, the TSX has approved the 2006 Stock Option Plan and agreed to list the common shares issuable pursuant to the exercise of options under the plan.

Proxies received in favour of management will be voted for the approval of the creation of the 2006 Stock Option Plan unless a shareholder has specified in the proxy that the shareholder’s common shares are to be voted against such resolution.

SHAREHOLDER’S PROPOSALS

Proposals of holders of common shares intended to be presented at the annual meeting of shareholders for the year ended December 31, 2006 (which shall be held in 2007) must be received by the Corporation, c/o Alida Gualtieri, General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec  H9H 4J4, no later than December 22, 2006 for inclusion in the Corporation’s management proxy circular and form of proxy relating to that meeting. It is recommended that proposals be delivered to the Corporation by registered mail.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual audited financial statements and any interim financial statements filed subsequent to the filing of the most recent annual financial statements and the management’s discussion and analysis (“MD&A”) included in those statements. Copies of the Corporation’s financial statements and related MD&A and copies of the Notice of Intention to make a Normal Course Issuer Bid filed with the TSX in relation to the Corporation’s normal course issuer bid are available upon request from the Corporation’s General Counsel and Secretary, 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4, as well as on the Corporation’s website at www.draxis.com. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APPROVALS AND SIGNATURES

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

March 20, 2006

DRAXIS HEALTH INC.

By	/s/ Alida Gualtieri
Alida Gualtieri
General Counsel & Secretary

SCHEDULE “A”

Charter of the Board of Directors

I.              General Purpose of the Board:

The Board’s primary responsibility is to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

The Board of Directors has plenary power. Any responsibility not delegated to management or a Committee of the Board remains with the Board. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

The specific statutory duties of the Directors are dictated by the Canada Business Corporations Act. The Board of Directors has the statutory duty to supervise the management of the business and affairs of the Corporation. The Board shall also oversee the current functioning and future growth of the Corporation.

In general, the Board is responsible for:

a)                                      adopting a strategic planning process for the Corporation;

b)                                     adopting a communications policy for the Corporation;

c)                                      overseeing the financial integrity of the Corporation;

d)                                     monitoring compliance with the corporate objectives of the Corporation;

e)                                      approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

f)                                        appointing the Chief Executive Officer (CEO), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

g)                                     ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

h)                                     establishing performance measures for the Corporation and its management;

i)                                         monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

j)                                         approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

k)                                      approving the Corporation’s legal structure, name and logo; and

l)                                         performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

II.            Delegation of Powers to Committees, the Chief Executive Officer and Management:

The Board of Directors may:

a)                                      delegate their powers to Committees of the Board and to the President and CEO;

b)                                     assign their duties to Committees of the Board; and

c)                                      delegate to management powers to manage the Corporation’s business and affairs.

Certain matters cannot, however, be delegated by the Board, including filling vacancies on the Board, declaring dividends, purchasing securities issued by the Corporation, issuing securities except as authorized by the Board, and approving a proxy circular or financial statements.

III.           Standards of Performance Required of Directors:

1.             Fiduciary Duty

When exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interests of the Corporation. The Directors are thus fiduciaries vis-a-vis the Corporation and, as such, they must advance the interests of the Corporation in an impartial and disinterested manner. In particular, Directors must not allow personal or business interests to conflict with the interests of the Corporation. Directors must not use their position as such, and information and knowledge derived from their position, for their personal gain or advantage.

Directors are also subject to a duty of confidence regarding the affairs of the Corporation. Directors should not disclose or provide to others access to confidential information about the Corporation.

2.             Standard of Care

When exercising their powers and discharging their duties, Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This standard requires Directors to devote the necessary time and attention to the affairs of the Corporation and its subsidiaries, make necessary enquiries of management and others so as to make informed decisions, and make use of their education and experience.

IV.           Composition and Board Organization:

Nominees for Directors are initially considered and recommended by the Nominating and Corporate Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

A majority of Directors comprising the Board must meet the independence and unrelated director requirements of all applicable laws, regulations and listing requirements to which the Corporation is subject.

Directors who are not members of management will meet without management present and without any director who is not considered an unrelated and independent director in accordance with the above provisions at every regularly scheduled Board meeting to discuss matters of interest independent of any influence from management.

Certain of the responsibilities of the Board referred to herein may be delegated to Committees of the Board. The responsibilities of those Committees will be as set forth in their terms of reference, as amended from time to time.

V.            Duties and Responsibilities:

1.             Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in Section I. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;

b)	selecting its Chair;

c)	nominating candidates for election to the Board;

d)	approving Committees of the Board and membership of Directors thereon;

e)

determining Director compensation, including reviewing the adequacy and form of compensation of Directors to ensure that it realistically reflects the responsibilities and risks involved in being an effective Director;

f)	regularly assessing, through its Nominating and Corporate Governance Committee, the effectiveness of the Board, Committees and Directors in fulfilling their responsibilities; and

g)

adopting an orientation program for new Directors and a continuing education program for Directors to assist them in understanding the nature and operation of the business of the Corporation, the role of the Board and its Committees and the individual contribution that Directors are expected to make.

2.             Management and Human Resources

The Board has the responsibility for:

a)                                      the appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)                                     approving position descriptions for directors and for the CEO and approving the corporate objectives which the CEO is responsible for meeting;

c)                                      reviewing CEO performance at least annually, against agreed-upon written objectives;

d)            approving decisions relating to senior management, including:

i                                             the appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii                                          the compensation and benefits for members of the senior leadership team;

iii                                       the acceptance of outside Directorships on public companies by executive officers;

iv                                      the annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

v                                         he employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies;

e)             monitoring the performance of senior management;

f)                                        to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation;

g)                                     ensuring succession planning programs are in place, including programs to train and monitor senior management;

h)                                     approving any related party transaction or any transaction involving a Director or officer of the Corporation, regardless of materiality; and

i)                                         approving compensation and benefit program matters relating to all employees.

3.             Strategy and Plans

The Board has the responsibility to:

a)                                      adopt a strategic planning process and approve, at least annually, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation which management had identified. As part of its approval function, the Board will approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

b)                                     approve capital commitment and expenditure budgets and relating operating plans;

c)                                      approve the financial and operating objectives used in determining compensation;

d)            approve corporate,  political and charitable donation budgets;

e)	approve material divestitures and acquisitions; and

f)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

4.             Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;

b)	review operational and financial results;

c)	approve annual financial statements and managements’ discussion and analysis relating thereto;

d)	approve quarterly financial results and managements’ discussion and analysis relating thereto and approve the release thereof and the release of earnings announcements by management.

e)	approve the Management Proxy Circular, Annual Information Form, the Annual Report and documents incorporated by reference therein;

f)	declare dividends, if any;

g)	approve any disposition or expenditure in excess of $1,000,000;

h)

approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

i)	following review of the recommendation of the Audit Committee, recommend to shareholders the appointment of external auditors;

j)	approve banking resolutions and significant changes in banking relationships;

k)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

l)	approve spending authority guidelines; and

m)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.

5.             Business and Risk Management

The Board has the responsibility to:

a)	ensure that management has identified the principal risks of the Corporation’s business and implemented appropriate systems to manage these risks, including insurance coverage, where appropriate;

b)	review reports on capital commitments and expenditures relative to approved budgets;

c)	review operating and financial performance relative to budgets or objectives;

d)	monitor management control systems:

i                                             evaluate and assess information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems; and

ii                                          understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns and that management ensures that systems are in place to address risks identified.

6.             Policies and Procedures

The Board has the responsibility to:

a)             adopt a communications policy for the Corporation;

b)                                     monitor compliance with all significant policies and procedures by which the Corporation is operated;

c)                                      direct management to ensure the Corporation operates at all times within applicable laws and regulations and in accordance with the Code of Ethics and Business Conduct;

d)                                     provide policy direction to management while respecting management’s responsibility for day-to-day management of the Corporation’s businesses; and

e)                                      review significant new corporate policies or material amendments to existing policies.

7.             Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)                                      ascertain that the Corporation has in place effective communication processes with shareholders (including measures for receiving feedback from shareholders) and other stakeholders and financial, regulatory and other recipients;

b)                                     approve interaction with shareholders on all items requiring shareholder response or approval;

c)                                      ascertain that the financial performance of the Corporation is reported to shareholders, other security holders and regulators on a timely and regular basis;

d)                                     ascertain that the Corporation shall have measures in place for the timely reporting of any other developments that have significant and material impact on the Corporation; and

e)                                      report annually to shareholders on the Board’s stewardship for the preceding year.

8.             Notification

The Board has adopted a policy that requires any Director who finds himself in a conflict of interest situation to notify the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall in turn advise the Board and provide recommendations on the member’s continued service to the Corporation as a Director under such circumstances.

VI.           Periodic Review of Board Effectiveness and Director’s Effectiveness:

The Nominating and Corporate Governance Committee is responsible to make an annual assessment of the overall performance of the Board and to report its findings to the Board.

The assessment will examine the effectiveness of the Board as a whole and will specifically review areas that the Board and / or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.

The assessment of the performance of individual Directors is the responsibility of the Nominating and Corporate Governance Committee.

VII.         Meetings Without Management:

The Board appreciates the value of the regular attendance at each board meeting of non-board members who are members of the Corporation’s senior management.

Attendance by senior management who are not on the Board shall be determined by the CEO with the concurrence of the Chair.

Management attendees will be excused for any agenda items that are reserved for discussion among Directors only.

VIII.        Ability of Directors to Retain Advisors:

Occasionally, individual Directors may need the services of an advisor or expert to assist on matters involving their responsibilities as board members. The Board has determined that any Director who wishes to engage an outside advisor at the expense of the Corporation may do so if he or she first obtains authorization of the Chair.

IX.           Committee Review:

The Board periodically reviews the composition of Committees.

SCHEDULE “B”

Resolution of the Shareholders of DRAXIS Health Inc. to Approve the 2006 Stock Option Plan

BE IT RESOLVED THAT:

1.                                       The 2006 Stock Option Plan, as more particularly described under the heading “Special Business – Approval of 2006 Stock Option Plan” in the management proxy circular dated March 20, 2006, be and is hereby approved;

2.                                       any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfil the intent of the foregoing.

DRAXIS Health Inc.
9th Floor, 100 University Avenue Toronto, Ontario M5J2Y1 www.computershare.com

Security Class Holder Account Number

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Form of Proxy - Annual General Meeting of Shareholders to be held on Thursday, May 18, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on May 16, 2006.	Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone	•	Go to the following web site:
	telephone.		www.computershare.com/proxy
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. However:

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual;

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

22FE06078.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder of DRAXIS Health Inc. (the “Corporation”)		Print the name of the person you are
hereby appoints Dr. Martin Barkin or, failing him, Mr. Brian King	OR	appointing if this person is someone
other than the Management Nominees
listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual meeting of shareholders of the Corporation, to be held at 10:00 a.m. on Thursday, May 18, 2006, in the Main Boardroom of the Corporation’s Kirkland, Québec facility located at 16751 Trans-Canada Highway, Kirkland, Québec and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

For

Management recommends that you vote FOR all of the nominees listed below:

Martin Barkin ; Leslie L. Dan; George M. Darnell; Rolf H. Henel; Brian M. King; Samuel W. Sarick; Bruce W. Simpson; John A. Vivash;

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management

2. Appointment of Auditors	For	Withhold
To appoint auditors

3. Stock Option Plan	For	Against
To approve the 2006 Stock Option Plan

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Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby		MM / DD / YY
revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements	Annual Report
Mark this box if you would like to receive interim financial statements and accompanying	Mark this box if you would NOT like to receive the Annual
Management’s Discussion and Analysis by mail.	Report and accompanying Management’s Discussion and
Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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